Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

WHITING PETROLEUM CORPORATION

Whiting Petroleum Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify as follows:

1. That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the stockholders of the Corporation to consider such amendment at a special meeting of stockholders of the Corporation, which amendment would amend and restate Paragraph (a) of Article FOURTH of the Restated Certificate of Incorporation of the Corporation in its entirety to read as follows:

“(a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 230,000,000 shares of capital stock, consisting of (i) 225,000,000 shares of common stock, each having a par value of $0.001 per share, (the “Common Stock”), and (ii) 5,000,000 shares of preferred stock, each having a par value of $0.001 per share (the “Preferred Stock”).

At 5:00 p.m. Eastern Time on November 8, 2017 (the “Effective Time”), each four shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one fully paid and non-assessable share of Common Stock. From and after the Effective Time, certificates representing shares of Common Stock prior to such combination and conversion shall represent the number of shares of Common Stock into which such Common Stock prior to such combination and conversion shall have been combined and converted at the Effective Time. No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.”

2. That pursuant to a resolution of the Board of the Directors a Special Meeting of Stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the GCL at which meeting the necessary number of shares as required by the GCL were voted in favor of the amendment.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf this 8th day of November, 2017.

By:	/s/ Bruce R. DeBoer
	Name:	Bruce R. DeBoer
	Title:	Vice President, General Counsel and Corporate Secretary

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